by Stagwell Group LLC

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: MDC Partners, Inc.

Commission File No.: 001-13718

Date: July 13, 2021

STAGWELL MARKETING GROUP LLC REPORTS ON ITS EXCEPTIONAL PERFORMANCE AND HIGHLIGHTS BUSINESS AND FINANCIAL UPDATES PROVIDED IN MDC PARTNERS FILING

Washington, DC, July 13, 2021 – Stagwell Media LP, which on July 8, 2021 entered into an amendment to the transaction agreement providing for the combination of its businesses (the “Proposed Transaction”) with MDC Partners, Inc. (“MDC”) (Nasdaq: MDCA), announced today that its subsidiary, Stagwell Marketing Group LLC (“Stagwell” or the “Company”), has generated strong performance through the second quarter and expects continued outperformance through the remainder of the year. Accordingly, Stagwell has provided updated financial guidance to MDC and the Special Committee of its Board of Directors reflecting improved performance for the Stagwell business through the end of 2021.

Stagwell Partner Jay Leveton offered the following commentary on the Company’s performance in 2021 and the outlook for the remainder of the year:

“Stagwell’s second quarter 2021 results significantly out-performed our forecasts and we were significantly ahead of second quarter 2020 results even though 2021 is an ‘off-cycle year’ in terms of our political businesses. This quarter’s significant out-performance and exit momentum are the drivers for the improved guidance that we have provided to MDC, which is included in the supplement to the proxy statement/prospectus filed today by MDC.

“There was out-performance in all parts of our business, which were aided by the following trends:

●	the secular shift to digital performance media buying and digital transformation, post pandemic;
●	the increased need for clients to better understand their target audiences through market research and data analytics;
●	companies prioritizing stakeholder communications (with investors, regulators, employees and ESG and DEI stakeholders) in earned and owned media channels; and
●	growth in Stagwell-developed digital products, including the Harris SAAS brand tracking platform and online executive privacy offering.

“We have also seen significant improvement in our entertainment businesses with the return of theatrical entertainment along with continued growth in streaming content development this year. We have also seen our travel vertical begin to grow again as air travel has increased in the United States and we expect as other regions re-open, this will continue into next year.

“Of note, we are particularly pleased that Stagwell’s portfolio company Code and Theory was ranked number one in the industry in the most recent new business league tables released by R3 for May 2021. This recognition reflects Code and Theory’s strong performance so far this year and future growth trajectory.

“We remain excited about the combination with MDC and the opportunity to disrupt the marketing industry by changing the landscape with the right combination of creativity and technology. This is a great time to bring these businesses together as the industry rises and scale becomes increasingly important.”

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About Stagwell Marketing Group

The Stagwell Marketing Group is the first and only independent, digital-first, and fully-integrated organization of size & scale servicing brands across the continuum of marketing services. Collaborative by design, Stagwell is not weighed down by legacy points of view and its people are united in their desire to innovate, evolve, grow and deliver superior results for their clients. Stagwell’s high growth brands include experts in four categories: digital transformation and marketing, research and insights, marketing communications, and content and media. Stagwell is a private equity fund that owns all interests in Stagwell Marketing Group LLC through a wholly owned holding company named Stagwell Marketing Group Holdings LLC. Stagwell Stagwell Marketing Group LLC and its businesses are managed by The Stagwell Group, a registered investment advisor. The address of Stagwell is 1808 Eye Street, Floor 6, Washington, D.C., 20006. As of the date hereof, Stagwell and its affiliates beneficially own 50,000 series 6 preference shares (representing 100% of the outstanding Series 6 preference shares) and 14,425,714 Class A shares (representing 18.7% of the outstanding Class A subordinate voting shares) of MDC, collectively representing 19.9% of the issued and outstanding Class A subordinate voting shares of MDC, as calculated on an as-converted basis.

Contact:	Beth Sidhu beth@stagwellgroup.com 202-423-4414

Cautionary Statement Regarding Forward-Looking Statements

This communication may contain certain forward-looking statements (collectively, “forward-looking statements”). Statements in this document that are not historical facts, including statements about Stagwell’s beliefs and expectations and recent business and economic trends, constitute forward-looking statements. Words such as “estimate,” “project,” “target,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “should,” “would,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “future,” “assume,” “forecast,” “focus,” “continue,” or the negative of such terms or other variations thereof and terms of similar substance used in connection with any discussion of current plans, estimates and projections are subject to change based on a number of factors, including those outlined in this section. Such forward-looking statements may include, but are not limited to, statements related to: future financial performance and the future prospects of the respective businesses and operations of Stagwell, MDC and the combined company; information concerning the Proposed Transaction; the anticipated benefits of the Proposed Transaction; the likelihood of the Proposed Transaction being completed; the anticipated outcome of the Proposed Transaction; the tax impact of the Proposed Transaction on MDC and shareholders of MDC; the timing of the shareholder meeting to approve the Proposed Transaction (the “Special Meeting”); the shareholder approvals required for the Proposed Transaction; regulatory and stock exchange approval of the Proposed Transaction; and the timing of the implementation of the Proposed Transaction. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement, including the risks identified in our filings with the SEC.

These forward-looking statements are subject to various risks and uncertainties, many of which are outside Stagwell’s control. Important factors that could cause actual results and expectations to differ materially from those indicated by such forward-looking statements include, without limitation, the risks and uncertainties set forth under the section entitled “Risk Factors” in the Proxy Statement/Prospectus. These and other risk factors include, but are not limited to, the following:

●	an inability to realize expected benefits of the Proposed Transaction or the occurrence of difficulties in connection with the Proposed Transaction;
●

adverse tax consequences in connection with the Proposed Transaction for MDC, its operations and its shareholders, that may differ from the expectations of MDC or Stagwell, including that future changes in tax law, potential increases to corporate tax rates in the United States and disagreements with the tax authorities on MDC’s determination of value and computations of its tax attributes may result in increased tax costs;

●	the occurrence of material Canadian federal income tax (including material “emigration tax”) as a result of the Proposed Transaction;
●	the impact of uncertainty associated with the Proposed Transaction on Stagwell’s and MDC’s respective businesses;
●	direct or indirect costs associated with the Proposed Transaction, which could be greater than expected;
●	the risk that a condition to completion of the Proposed Transaction may not be satisfied and the Proposed Transaction may not be completed; and
●	the risk of parties challenging the Proposed Transaction or the impact of the Proposed Transaction on MDC’s debt arrangements.

You can obtain copies of MDC’s filings under its profile on SEDAR at www.sedar.com, its profile on the SEC’s website at www.sec.gov or its website at www.mdc-partners.com. Stagwell does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

No Offer or Solicitation

This communication does not constitute an offer to buy or exchange, or the solicitation of an offer to sell or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not a substitute for any prospectus, proxy statement or any other document that MDC or a newly-formed company (“New MDC”) may file with the SEC in connection with the Proposed Transaction. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended. The Proposed Transaction and distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No offering of securities will be made directly or indirectly, in or into any jurisdiction where to do so would be inconsistent with the laws of such jurisdiction.

Additional Information and Where to Find It

In connection with the Proposed Transaction, MDC and New MDC have filed with the SEC a registration statement on Form S-4 (the "Form S-4") on February 8, 2021, as amended on March 29, 2021, April 22, 2021 and April 30, 2021, and a proxy statement/prospectus on Form 424B3 on May 10, 2021, as supplemented on July 12, 2021 (the "Proxy Statement" and, together with the Form S-4, the "Proxy Statement/Prospectus"). This communication is not a substitute for the Proxy Statement/Prospectus or any other document MDC may file with the SEC in connection with the Proposed Transaction. When available, MDC will mail the Proxy Statement/Prospectus to its shareholders in connection with the votes to approve certain matters in connection with the Proposed Transaction.

INVESTORS AND SECURITYHOLDERS OF MDC ARE URGED TO READ CAREFULLY THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION IN ITS/THEIR ENTIRETY (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) OR ANY DOCUMENTS WHICH ARE INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain, free of charge, copies of the Proxy Statement/Prospectus and other relevant documents filed by MDC or New MDC with the SEC, at the SEC’s website at www.sec.gov. In addition, investors and securityholders are able to obtain free copies of the Proxy Statement/Prospectus and other relevant documents filed by MDC or New MDC with the SEC and from MDC’s website at http://www.mdc-partners.com.

The URLs in this announcement are intended to be inactive textual references only. They are not intended to be active hyperlinks to websites. The information on such websites, even if it might be accessible through a hyperlink resulting from the URLs or referenced herein, is not and shall not be deemed to be incorporated into this announcement. No assurance or representation is given as to the suitability or reliability for any purpose whatsoever of any information on such websites.

Participants in the Solicitation

MDC, New MDC and their respective directors and executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from MDC’s shareholders with respect to the approvals required to complete the Proposed Transaction. More detailed information regarding the identity of these potential participants, and any direct or indirect interests they may have in the Proposed Transaction, by security holdings or otherwise, is set forth in the Proxy Statement/Prospectus filed with the SEC. Information regarding MDC’s directors and executive officers is set forth in the definitive proxy statement on Schedule 14A filed by MDC with the SEC on May 26, 2020 and in the Annual Report on Form 10-K filed by MDC with the SEC on March 16, 2021, as amended on April 27, 2021. Additional information regarding the interests of participants in the solicitation of proxies in respect of the Special Meeting is included in the Proxy Statement/Prospectus filed with the SEC. These documents are available to the shareholders of MDC free of charge from the SEC’s website at www.sec.gov and from MDC’s website at www.mdc-partners.com.

You must not construe the contents of this document as legal, tax, regulatory, financial, accounting or other advice, and you are urged to consult with your own advisors with respect to legal, tax, regulatory, financial, accounting and other consequences of the Proposed Transaction, the suitability of the Proposed Transaction for you and other relevant matters concerning the Proposed Transaction.